UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Dr. Protein.com, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   23330T-10-9
                                   -----------
                                  (CUSIP Number)

          Michael Muellerleile, 4100 Newport Place Street, Suite 830,
                     Newport Beach, CA 92660 (949) 250-8655
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note:  Schedules  filed in paper format shall include a signed original
         and   five   copies   of  the   schedule,   including   all   exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   23330T-10-9
----------


                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Michelle Mirrotto
                      ----------------------------------------------------------
                 2.   Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                  (a)
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
                 3.   SEC Use Only
                                   ---------------------------------------------
                 4.   Source of Funds (See Instructions) PF
                                                        ------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                    ----------------------------

                 6.   Citizenship or Place of Organization U.S.
                                                          ----------------------

Number of        7.   Y    Sole Voting Power  5,000,000
                                             -----------------------------------
Shares
Beneficially     8.   Y    Shared Voting Power   600,000
                                              ----------------------------------
Owned by
Each             9.   Y    Sole Dispositive Power  5,000,000
                                                 -------------------------------
Reporting
Person           10.  Y    Shared Dispositive Power   600,000
                                                   -----------------------------
With


                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,600,000
                                  ---------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                            --------------------

                 13.       Percent of Class Represented by Amount in Row (11)
                           62.9%
                           -----------------------------------------------------

                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of Dr. Protein.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 336 Plaza Estival, San Clemente, California 92672.

Item 2.  Identity and Background
--------------------------------

(a)     Name:                                   Michelle Mirrotto

(b)     Business Address:                       336 Plaza Estavial
                                                San Clemente, California 92672

(c)     Present Principal Occupation:           President  and director of Dr.
                                                Protein.com, Inc., whose
                                                address is shown in Item 2(b)

(d)     Disclosure of Criminal Proceedings:     Ms. Mirrotto has not been
                                                convicted in any criminal
                                                proceeding at any time.

(e)     Disclosure of Civil Proceedings:        Ms. Mirrotto has not been
                                                subject to any judgment, decree
                                                or final order enjoining
                                                violations of or prohibiting or
                                                mandating activities subject to
                                                federal or state securities laws
                                                or finding any violations with
                                                respect to such laws.

(f)     Citizenship:                            Ms. Mirrotto is a citizen of the
                                                United States.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Ms. Mirrotto acquired 2,500,000 shares in exchange for the cancellation of a debt owed to her by the Issuer in the amount of $50,000, or at the rate of $.02 per share. Ms. Mirrotto now owns 5,000,000 shares as a result of this transaction. Her loan to the Issuer was made from her personal funds.

Item 4. Purpose of Transaction
------------------------------

Ms. Mirrotto agreed to cancel the debt owed to her by the Issuer and acquired the 2,500,000 shares in exchange for that debt to express her personal economic commitment to the Issuer and as a personal Investment.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

Ms. Mirrotto beneficially owns a total of 5,600,000 shares of the Issuer's common stock as follows:

(a) Ms. Mirrotto directly and personally owns 5,000,000 shares of the Issuer's common stock which comprises 56.2% of the Issuer's total issued and outstanding shares. Ms. Mirrotto also beneficially owns 600,000 shares of the Issuer's common stock which are owned by Ryan A. Neely, her spouse. Therefore, Ms. Mirrotto beneficially owns in the aggregate 5,600,000 shares of the Issuer's total issued and outstanding shares, or 62.9%.

(b) Ms. Mirrotto has sole voting and dispositive power as to the 5,000,000 shares she owns directly. Ms. Mirrotto has shared voting and dispositve power as to the 600,000 shares owned by Mr. Neely, her spouse.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

None.

Item 7. Material to Be Filed as Exhibits
----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2003

Date


/s/ Michelle Mirrotto
--------------------------
Michelle Mirrotto

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)